

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2024

Stefan Berger
Director
Pegasus TopCo B.V.
Robert-Bosch-Str. 32-36,
72250
Freudenstadt, Germany

> **Re: Pegasus TopCo B.V.**
> **Amendment No. 3 to Registration Statement on Form F-4**
> **Filed February 27, 2024**
> **File No. 333-274701**

Dear Stefan Berger:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 23, 2024 letter.

Amendment No. 3 to Registration Statement on Form F-4

The Business Combination
The Pegasus Board's Reasons for the Business Combination
Consideration to be paid for the Target, page 122

1. We note your response to prior comment 2. Please expand your disclosure to specifically explain the reasons for increases in projected revenue and EBITDA for FY 2024 as compared to actual amounts achieved for FY 2023 and FY 2022 and clarify why these assumptions are reasonable. Please also expand your disclosure to explain the underlying reasons for increases in projected orders from your customers for FY 2024 as compared to FY 2023. Quantify the impact of any new revenue products included in your projections, such as the commercial ET sales, and the basis for these projections. Also, clarify the specific macroeconomic conditions and the industry growth trends to which

you refer and how these are different than the conditions that existed in 2023. In this section, please also disclose the specific factors or contingencies that could impact achievement of the projections.

2. Please revise your disclosure to clarify Schmid's revised enterprise value based on the 2024 EBITDA forecast and the multiple that was used in its determination. To the extent the multiple used is greater than the median multiple of 16.0x of the comparable companies, please further explain Schmid's premium technical product and technology customer relationships that support this.

Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 175

3. In your response to prior comment 5 you indicate that given the uncertainty related to the future share price, the Company has, for the purposes of the Unaudited Pro Forma Condensed Combined Statement of Financial Statements, assumed the probability of meeting the share price requirements is zero and that the resulting fair value is immaterial. However, you also indicate that you will perform a fair value assessment to determine the fair value of the Earnout Shares as of the Closing Date and you will recognize that amount as an expense. Please further clarify why this expense is not recognized in your Pro Forma Combined Statement of Profit or Loss for the year ended December 31, 2022 in accordance with Article 11-02(a)(6)(i)(A) of Regulation S-X. Clarify the valuation methodology you will use to measure the fair value of these awards in accordance with IFRS 2 and how the significant inputs were determined.

Schmid's Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 202

4. In your response to prior comment 6 you state that the retained earnings of your Chinese subsidiary amount to EUR 4,442,478 as of December 31, 2022 and are fully distributable. You further state that the amount of net assets of the Chinese subsidiary as of December 31, 2022 was EUR 36,866,231 before consolidation. Considering your disclosure on page 59 that for any Chinese company, dividends can be declared and paid only out of the retained earnings of that company under Chinese law, it appears that the net assets of your Chinese subsidiary, excluding the retained earnings, are restricted net assets that may not be transferred to the parent in the form of loans, advances or dividends. Tell us the amount of net assets of your Chinese subsidiary after intercompany eliminations, and how you considered including Schedule 1, required by Rule 5-04 of Regulation S-X. In this regard, considering that the total combined net assets of the Schmid Group was negative, any restrictions placed on the net assets of subsidiaries with positive equity (after intercompany eliminations) would result in the 25% threshold being met and a requirement to provide parent company financial information. Refer to Rule 1-02(dd) of Regulation S-X for the definition of Restricted Net Assets. Please also tell us

how you considered including the disclosures required by Rule 4-08(e)(3) of Regulation S-X.

Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Jeff Kauten at 202-551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: George Hacket